UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 25, 2021

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 25, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 25, 2021	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2020 RESULTS
Highlights
•GAAP net loss attributable to shareholders of Teekay of $19.4 million, or $0.19 per share, and adjusted net income attributable to shareholders of Teekay(1) of $2.8 million, or $0.03 per share, in the fourth quarter of 2020 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $201.1 million in the fourth quarter of 2020.
•Fiscal year 2020 adjusted net income attributable to shareholders of Teekay(1) significantly improved to $83 million, or $0.82 per share, and total adjusted EBITDA increased to $1.1 billion, up over 14 percent from fiscal year 2019.
•Reduced consolidated net debt by $887.8 million(3) in 2020; and total consolidated liquidity increased to $1.0 billion as of December 31, 2020.
•Teekay LNG expects to increase its common unit distributions by 15 percent to $1.15 per common unit on an annualized basis, commencing with the first quarter's distribution to be paid in May 2021; and secured a fixed-rate charter for the 52-percent owned Methane Spirit to early-2023, resulting in its LNG fleet now 97 percent fixed for 2021 and 89 percent fixed for 2022.
•Teekay Tankers declared options to purchase two vessels currently under long-term sale-leaseback financings; and entered into a seven-year (plus options) in-charter agreement for an eco-Aframax tanker newbuilding, which is expected to deliver in the fourth quarter of 2022.
Hamilton, Bermuda, February 25, 2021 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the fourth quarter and year ended December 31, 2020. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2020 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2020	2020	2019 (2)	2020	2019 (2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	362,296	396,517	570,285	1,815,672	1,945,391
Income from vessel operations	25,795	11,384	178,736	314,579	204,042
Equity income (loss)	15,285	24,392	31,900	77,333	(14,523)
Net (loss) income attributable to
shareholders of Teekay	(19,444)	(35,407)	11,343	(82,933)	(310,577)
(Loss) earnings per share attributable to
shareholders of Teekay	(0.19)	(0.35)	0.11	(0.82)	(3.08)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (1)	201,061	226,998	325,465	1,086,126	951,913
Adjusted net income (loss) attributable
to shareholders of Teekay (1)	2,849	15,229	31,282	83,050	(19,111)
Adjusted net income (loss) per share
attributable to shareholders of Teekay (1)	0.03	0.15	0.31	0.82	(0.19)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	10,553	3,271	13,822	28,657	5,379
Total Teekay Parent free cash flow (1)	353	(17,135)	4,943	33,999	(34,029)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Comparative balances relating to the three months and year ended December 31, 2019 have been updated to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three months and year ended December 31, 2020.
(3)Including net proceeds from asset sales and the upfront amount received in April 2020 in relation to the new Foinaven FPSO charter contract.

CEO Commentary
“In the fourth quarter of 2020, we recorded another consolidated adjusted profit with Teekay Parent and Teekay LNG reporting stronger adjusted results, while Teekay Tankers' results reflected the recent weakness in the tanker market,” commented Kenneth Hvid, Teekay’s President and CEO. “Despite an unprecedented year marked by continuous volatility across energy markets, our gas business reported its highest ever adjusted net income in 2020, supported by the stable cash flows from its diversified portfolio of long-term contracts, and our tanker business reported its best year ever from a free cash flow perspective, as its spot exposure enabled it to benefit from an extraordinary surge of demand for tankers in the first half of 2020. In 2020, we reported consolidated adjusted net income of $83 million, or $0.82 per share, compared to the prior year's adjusted net loss of $19 million, or $0.19 per share, and we increased our total adjusted EBITDA to $1.1 billion, up nearly 15 percent over the prior year.”

“We also continued to prioritize balance sheet strength and made significant progress in that effort,” continued Mr. Hvid. “In 2020, we reduced our consolidated net debt by approximately $890 million(1), or over 20 percent, and increased our consolidated total liquidity position to $1.0 billion as of year end.”

Mr. Hvid added, “Teekay LNG announced today that it plans to increase its common unit distributions by 15 percent, to $1.15 per common unit per annum, commencing with the first quarter’s distribution to be paid in May 2021. This increase will add to Teekay Parent's free cash flows and represents the third consecutive year of double-digit increases in Teekay LNG's distribution to common unitholders. Importantly, given Teekay LNG's strong earnings and industry-leading backlog of long-term contracts, we believe the increased distribution is well-covered, which allows Teekay LNG to provide an attractive distribution to investors while continuing to delever its balance sheet.”

Mr. Hvid concluded, “All of the accomplishments during the past year would not have been possible without the dedication and perseverance of all our seafarers and onshore colleagues as we have so far successfully navigated through the unique challenges of the COVID-19 pandemic.”

(1)Including the proceeds from asset sales and the upfront amount received in April 2020 in relation to the new Foinaven FPSO charter contract.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the fourth quarter of 2020 decreased compared to the same period of the prior year, primarily due to lower earnings from Teekay Tankers as a result of lower average spot tanker rates and a higher number of scheduled drydockings during the fourth quarter of 2020, as well as the cessation of production of the Petrojarl Banff (Banff) FPSO unit in June 2020 due to the decommissioning of the Banff oil field. These decreases were partially offset by higher earnings from Teekay LNG due to the delivery of newbuildings and lower interest expense across Teekay due to both debt reduction over the past year and lower interest rates.

In addition, consolidated GAAP net loss during the fourth quarter of 2020, compared to the same period of the prior year, was impacted by an increase in asset write-downs and an increase in freight tax accruals, including adjustments relating to prior periods (as discussed in the Summary Results for Daughter Entities section).

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was $0.4 million during the fourth quarter of 2020, compared to $4.9 million for the same period of the prior year, primarily due to the decommissioning of the Banff oil field beginning in June 2020 and the associated decommissioning costs incurred during the fourth quarter of 2020, as well as lower cash flows from third-party management services. These items were partially offset by higher distributions received from Teekay LNG as a result of Teekay LNG's 32 percent increase in its quarterly cash distributions commencing in May 2020 and the newly-issued Teekay LNG common units Teekay Parent received as consideration for the Teekay LNG incentive distribution rights (IDR) transaction completed in May 2020, the elimination of the operating losses on the Foinaven FPSO unit as a result of the commencement of the new bareboat contract in the first quarter of 2020, and lower interest and corporate general and administrative expenses in the fourth quarter of 2020.
Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s GAAP net income, adjusted net income(1) and total adjusted EBITDA(1) for the fourth quarter of 2020, compared to the same quarter of the prior year, were positively impacted by the delivery of LNG carrier newbuildings, the commencement of terminal use payments for the 30 percent-owned Bahrain LNG Terminal in one of Teekay LNG's joint ventures and higher liquefied petroleum gas (LPG) rates. These increases were partially offset by more scheduled drydockings during the fourth quarter of 2020, lower charter rates earned by certain LNG carriers and, in addition, the increases in Teekay LNG's non-GAAP adjusted net income(1) were partially offset by the sales of two LNG carriers in January 2020. Teekay LNG's GAAP net income and adjusted net income(1) were further positively impacted by lower net interest expense in the fourth quarter of 2020 primarily as a result of debt repayments over the past year.

In addition, compared to the same period of the prior year, Teekay LNG's GAAP net income in the fourth quarter of 2020 was negatively impacted by asset write-downs relating to four wholly-owned multi-gas carriers for $6 million and four 50 percent-owned LPG carriers for $17 million in the fourth quarter of 2020, a $14.3 million gain recognized in the fourth quarter of 2019 upon the derecognition of two LNG carriers as they were reclassified as sales-type leases, and lower unrealized gains on non-designated derivative instruments in the fourth quarter of 2020 compared to the fourth quarter of 2019.

Please refer to Teekay LNG's fourth quarter 2020 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' GAAP net loss, adjusted net loss(1) and total adjusted EBITDA(1) for the fourth quarter of 2020, compared to the fourth quarter of 2019, were negatively impacted primarily by lower average spot tanker rates and a higher number of scheduled drydockings during the fourth quarter of 2020, as well as the sale of four Suezmax tankers during December 2019 and the first quarter of 2020 and the sale of the non-US portion of the ship-to-ship support services and LNG terminal management business in the second quarter of 2020. These decreases were partially offset by lower vessel operating expenses and interest expense in the fourth quarter of 2020, compared to the same period of the prior year. GAAP net loss for the fourth quarter of 2020 was also negatively impacted by an $18.1 million freight tax accrual adjustment, of which $10.5 million relates to 2020 and is included in non-GAAP adjusted net loss. In addition, Teekay Tankers' GAAP net loss in the fourth quarter of 2020 reflects an $18.7 million increase in write-down of assets compared to the fourth quarter of 2019.

Crude spot tanker rate weakness persisted into the fourth quarter of 2020 as a result of OPEC+ production cuts related to reduced oil demand during the COVID-19 pandemic, as well as the return of ships to the global spot trading fleet from the unwinding of floating storage. Teekay Tankers was able to partially mitigate the impact of these weaker spot rates by employing 20 percent of its fleet on fixed-rate charters during the fourth quarter of 2020 at an average rate of $35,700 per day. The weakness in spot tanker rates has continued into the first quarter of 2021, with rates for Suezmax tankers and Aframax / LR2 tankers so far averaging slightly above levels reported in the fourth quarter of 2020. Tanker demand is expected to improve later in 2021 as vaccination programs are implemented worldwide, at which time the OPEC+ group is expected to return oil supply to the market. Low tanker fleet growth should further help facilitate an improvement in the tanker market, particularly if tanker scrapping increases over the coming months.

Please refer to Teekay Tankers' fourth quarter 2020 earnings release for additional information on the financial results for this entity.

(1) This is a non GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent
Since reporting earnings in mid-November 2020, Teekay Parent has repurchased $5.0 million in principal amount of its existing 9.25 percent Secured Senior Notes for total consideration of $4.8 million at an average all-in price of 95.00. To-date, Teekay Parent has repurchased $12.8 million in principal amount of its existing 5 percent Convertible Senior Notes for total consideration of $10.5 million at an average all-in price of 81.55, and $6.6 million in principal amount of its existing 9.25 percent Secured Senior Notes for total consideration of $6.2 million at an average all-in price of 94.33.
Teekay LNG

In October 2020, the charterer of the 52 percent-owned LNG carrier, Marib Spirit, exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022.

In December 2020, Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) secured a two-year, fixed-rate charter contract, with a one-year option, for the Methane Spirit, which is expected to commence after its current charter contract ends in March 2021.

In December 2020, Teekay LNG's 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) successfully refinanced its $254 million revolving credit facility and term loan by entering into a new revolving credit facility in the amount of $310 million maturing in December 2023.

On February 8, 2021, Teekay LNG's 70 percent-owned joint venture with PT Berlian Laju Tanker (the Tangguh Joint Venture), refinanced its $191.5 million term loan which was scheduled to mature in 2021, by entering into a new $191.5 million term loan maturing in February 2026.

Teekay Tankers

In November 2020, Teekay Tankers declared options to purchase two of its Suezmax vessels that are currently on long-term sale-leaseback financings for approximately $57 million, with expected delivery to Teekay Tankers in May 2021. Teekay Tankers intends to fund the purchase price with existing liquidity and potentially a new long-term debt facility.

In December 2020, Teekay Tankers entered into a seven-year in-charter agreement (plus extension and purchase options) for one eco-Aframax newbuilding vessel at an attractive rate of $18,700 per day, with expected delivery in late-2022.

In February 2021, Teekay Tankers entered into an agreement to sell two unencumbered 2008-built Aframax tankers for total gross proceeds of $32 million, with expected delivery to the buyer in March 2021.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at December 31, 2020, Teekay Parent had total liquidity of approximately $173.4 million (consisting of $44.8 million of cash and cash equivalents, and $128.6 million of undrawn capacity from a revolving credit facility). On a consolidated basis, as at December 31 2020, Teekay had consolidated total liquidity of approximately $1.0 billion (consisting of $348.8 million of cash and cash equivalents and $658.8 million of undrawn capacity from its credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, February 25, 2021 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (866) 248-8441 or (647) 792-1240, if outside North America, and quoting conference ID code 9287182.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Annual 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of approximately 135 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income (loss), respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income (Loss) Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (6) of the statements of (loss) income for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers), Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets, and Teekay Parent’s corporate general and administrative expenditures for the given quarter.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, plus upfront cash receivable in respect of a sales-type lease, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding non-cash accretion and the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019 (1)	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	362,296	396,517	570,285	1,815,672	1,945,391

Voyage expenses	(64,437)	(61,736)	(113,655)	(314,633)	(423,677)
Vessel operating expenses	(144,951)	(153,764)	(165,216)	(599,804)	(644,445)
Time-charter hire expense	(16,717)	(18,796)	(31,174)	(80,283)	(118,761)
Depreciation and amortization	(60,926)	(64,352)	(71,083)	(261,131)	(290,672)
General and administrative expenses	(19,210)	(18,073)	(17,588)	(79,228)	(81,444)
Write-down and (loss) gain on sale of assets (2)	(28,690)	(66,273)	8,803	(200,238)	(170,310)
Gain on commencement of sales-type lease (3)	—	—	—	44,943	—
Restructuring charges (4)	(1,570)	(2,139)	(1,636)	(10,719)	(12,040)
Income from vessel operations	25,795	11,384	178,736	314,579	204,042

Interest expense	(50,707)	(53,175)	(67,476)	(225,647)	(279,059)
Interest income	1,471	1,754	1,397	8,342	7,804
Realized and unrealized (losses) gains on
non-designated derivative instruments (5)	(3,453)	(1,471)	4,592	(35,857)	(13,719)
Equity income (loss) (6)	15,285	24,392	31,900	77,333	(14,523)
Income tax expense (7)	(18,669)	(3,702)	(13,951)	(8,988)	(25,482)
Foreign exchange loss	(12,499)	(5,943)	(10,721)	(20,718)	(13,574)
Other loss – net (8)	(2,355)	(14,627)	(1,980)	(18,062)	(14,475)
Net (loss) income	(45,132)	(41,388)	122,497	90,982	(148,986)
Net loss (income) attributable to
non-controlling interests	25,688	5,981	(111,154)	(173,915)	(161,591)
Net (loss) income attributable to the
shareholders of Teekay Corporation	(19,444)	(35,407)	11,343	(82,933)	(310,577)
(Loss) earnings per common share of Teekay Corporation
- Basic	$(0.19)	$(0.35)	$0.11	$(0.82)	$(3.08)
- Diluted	$(0.19)	$(0.35)	$0.11	$(0.82)	$(3.08)
Weighted-average number of common shares outstanding
- Basic	101,108,886	101,107,371	100,784,425	101,053,095	100,719,224
- Diluted	101,108,886	101,107,371	100,425,574	101,053,095	100,719,224

(1)Comparative balances relating to the three months and year ended December 31, 2019 have been updated to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three months and year ended December 31, 2020.

(2)Write-down and (loss) gain on sale of assets for the three months ended December 31, 2020 includes write-downs of $28.7 million relating to six Aframax tankers (two of which were classified as held for sale as at December 31, 2020), four multi-gas carriers and two in-charter right-of-use (ROU) assets. Write-down and (loss) gain on sale of assets for the three months ended September 30, 2020 includes write-downs of $66.3 million relating to five Aframax tankers, the Sevan Hummingbird (Hummingbird) FPSO unit, and the Suksan Salamander FSO unit, an operating lease ROU asset. Write-down and (loss) gain on sale of assets for the year ended December 31, 2020 also includes write-downs of six multi-gas carriers totaling $45.0 million, other write-downs of two FPSO units totaling $46.5 million, and a $13.6 million

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com provision relating to an adjustment in the Banff FPSO unit's estimated asset retirement obligation and the write-down of the unit's remaining residual value.

(3)Gain on commencement of sales-type lease of $44.9 million for the year ended December 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

(4)Restructuring charges for the year ended December 31, 2020 includes redundancy accruals arising from the cessation of production of the Banff FPSO unit in June 2020, the restructuring of the Company's tanker operations, and the reorganization and realignment of resources of the Company's shared services functions, of which a portion of the costs were recovered from the customer, Altera Infrastructure LP (Altera). Restructuring charges for the year ended December 31, 2020 also includes severance costs resulting from the termination of the contract for an FSO unit based in Australia, of which a portion of the costs will be recovered from the customer. Recoverable severance costs totaling $5.1 million are presented in revenues for the year ended December 31, 2020.

(5)Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(5,578)	(5,349)	(2,576)	(17,483)	(8,296)
Stock purchase warrants (i)	—	—	—	—	(25,559)
Foreign currency forward contracts	—	379	(147)	138	(147)
Forward freight agreements	(809)	(183)	1,097	(1,242)	1,490
	(6,387)	(5,153)	(1,626)	(18,587)	(32,512)
Unrealized gains (losses) relating to
Interest rate swap agreements	2,549	3,956	6,961	(17,558)	(7,878)
Foreign currency forward contracts	—	(53)	336	202	(200)
Stock purchase warrants (i)	—	—	—	—	26,900
Forward freight agreements	385	(221)	(1,079)	86	(29)
	2,934	3,682	6,218	(17,270)	18,793
Total realized and unrealized (losses) gains on derivative instruments	(3,453)	(1,471)	4,592	(35,857)	(13,719)
(i)Stock purchase warrants for the year ended December 31, 2019 relates to the sale of the Company's remaining interest in Altera in May 2019. Also refer to footnote (6)(i) below.

(6)The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	15,285	24,392	31,900	77,333	(14,523)
Proportionate share of unrealized (gains)
losses on derivative instruments	(4,214)	(2,680)	(6,271)	19,116	12,867
Loss on sale of investment in Altera (i)	—	—	—	—	72,753
Other (ii)	19,320	8,266	1,436	35,966	2,309
Equity income adjusted for items in Appendix A	30,391	29,978	27,065	132,415	73,406
(i)During the year ended December 30, 2019, the Company recognized a write-down of $64.9 million on its equity-accounted investment in Altera, and a loss of $7.9 million on sale of its investment in Altera to affiliates of Brookfield Business Partners L.P., which occurred in May 2019. Also refer to footnote (5)(i) above in respect of gains and losses on stock purchase warrants.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(ii)Other for the three months and year ended December 31, 2020 includes the proportionate share of write-down of vessels in Teekay LNG's equity-accounted investees. Other for the three months and year ended December 31, 2020 and three months ended September 30, 2020 also includes unrealized credit loss provision adjustments to the Company's financial instruments as a result of the adoption in 2020 of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).
(7)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this new information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $20.8 million, of which $11.5 million relates to 2020 voyages, and $2.1 million of that balance relates to the fourth quarter of 2020.

(8)Other loss - net for the three months and year ended December 31, 2020, and three months ended September 30, 2020 includes unrealized credit loss provision adjustments of $1.8 million, $17.0 million and $15.0 million, respectively, as a result of the adoption of ASU 2016-13 effective January 1, 2020. Other loss – net for the year ended December 31, 2019 includes a $10.6 million loss relating to the repurchase of the Company's 2020 Unsecured Senior Notes, which matured in January 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2020	2020	2019 (2)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	44,791	54,655	104,196
Cash and cash equivalents - Teekay LNG	206,762	201,036	160,221
Cash and cash equivalents - Teekay Tankers	97,232	120,872	88,824
Assets held for sale	32,974	—	65,458
Accounts receivable and other current assets	282,242	274,408	393,406
Restricted cash - Teekay Parent	10	4,060	2,048
Restricted cash - Teekay LNG	51,181	53,801	93,070
Restricted cash - Teekay Tankers	5,914	8,123	6,508
Vessels and equipment - Teekay Parent	—	—	95,984
Vessels and equipment - Teekay LNG	2,875,169	2,908,182	3,027,342
Vessels and equipment - Teekay Tankers	1,555,300	1,616,518	1,750,166
Operating lease right-of-use assets	52,961	61,796	159,638
Net investment in direct financing and sales-type leases	528,641	537,142	818,809
Investments in and loans to equity-accounted investments	1,075,653	1,111,660	1,173,728
Other non-current assets	137,082	128,867	133,466
Total Assets	6,945,912	7,081,120	8,072,864
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	456,152	461,664	430,497
Liabilities related to assets held for sale	—	—	2,980
Short-term debt - Teekay Tankers	10,000	20,000	50,000
Current portion of long-term debt - Teekay Parent	—	—	86,674
Current portion of long-term debt - Teekay LNG	322,440	363,161	463,047
Current portion of long-term debt - Teekay Tankers	89,334	37,756	68,930
Long-term debt - Teekay Parent	339,933	346,178	349,403
Long-term debt - Teekay LNG	2,490,695	2,488,953	2,779,253
Long-term debt - Teekay Tankers	513,670	573,381	905,537
Operating lease liabilities	54,290	63,529	148,602
Other long-term liabilities	198,107	196,568	216,348
Equity:
Non-controlling interests	1,989,883	2,033,112	2,089,730
Shareholders of Teekay	481,408	496,818	481,863
Total Liabilities and Equity	6,945,912	7,081,120	8,072,864

Net debt - Teekay Parent (2)	295,132	287,463	329,833
Net debt - Teekay LNG (2)	2,555,192	2,597,277	2,989,009
Net debt - Teekay Tankers (2)	509,858	502,142	929,135

(1)Comparative balances relating to the year ended December 31, 2019 have been updated to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three months and year ended December 31, 2020.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.

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Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	90,982	(148,986)
Non-cash and non-operating items:
Depreciation and amortization	261,131	290,672
Unrealized (gain) loss on derivative instruments and loss on sale of warrants	(9,563)	20,007
Write-down and loss on sale of assets	200,238	170,310
Gain on commencement of sales-type lease	(44,943)	—
Equity (income) loss, net of dividends received and return of capital	(5,575)	54,826
Foreign currency exchange loss and other	99,016	44,835
Receipts from direct financing and sales-type leases	340,931	17,073
Change in operating assets and liabilities	99,172	(4,823)
Asset retirement obligation expenditures	(17,458)	—
Expenditures for drydocking	(29,914)	(60,608)
Net operating cash flow	984,017	383,306

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,182,249	527,465
Prepayments of long-term debt	(1,712,828)	(804,748)
Scheduled repayments of long-term debt and settlement of related swaps	(305,971)	(233,734)
Proceeds from short-term debt	235,000	200,000
Prepayment of short-term debt	(275,000)	(150,000)
Proceeds from financing related to sales-leaseback of vessels	—	381,526
Extinguishment of obligations related to finance leases	(29,596)	(111,617)
Repayments of obligations related to finance leases	(95,131)	(95,946)
Repurchase of Teekay LNG common units	(15,635)	(25,729)
Distributions paid from subsidiaries to non-controlling interests	(79,803)	(63,343)
Cash dividends paid	—	(5,523)
Other financing activities	(798)	(580)
Net financing cash flow	(1,097,513)	(382,229)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(26,507)	(109,523)
Proceeds from sale of vessels and equipment	60,915	31,523
Proceeds from the sale of assets, net of cash sold	24,977	100,000
Capital contributions and advances to equity-accounted joint ventures	(991)	(72,391)
Proceeds from repayments of advances to equity-accounted joint ventures	14,650	—
Other investing activities	(9,983)	—
Net investing cash flow	63,061	(50,391)

Decrease in cash, cash equivalents and restricted cash	(50,435)	(49,314)
Cash, cash equivalents and restricted cash, beginning of the year	456,325	505,639
Cash, cash equivalents and restricted cash, end of the year	405,890	456,325

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2020		2020		2020
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(45,132)		(41,388)		90,982
Adjust for: Net loss (income) attributable to
non-controlling interests	25,688		5,981		(173,915)
Net loss attributable to
shareholders of Teekay	(19,444)	(0.19)	(35,407)	(0.35)	(82,933)	(0.82)
Add (subtract) specific items affecting net loss
Unrealized (gains) losses from
derivative instruments(2)	(7,149)	(0.07)	(6,362)	(0.06)	36,384	0.36
Foreign currency exchange losses(3)	10,826	0.11	4,275	0.04	14,130	0.14
Banff FPSO decommissioning costs
net of (recoveries)(4)	(1,550)	(0.02)	10,564	0.10	14,868	0.15
Write-down and loss on sale of vessels
and other assets(5)	28,689	0.28	66,872	0.66	200,836	1.99
Gain on commencement of sales-type lease(6)	—	—	—	—	(44,943)	(0.44)
Restructuring charges, net of recoveries	3,106	0.03	1,186	0.01	5,592	0.06
Other(7)	25,272	0.25	22,657	0.22	38,561	0.38
Non-controlling interests’ share of items above(8)	(36,901)	(0.36)	(48,556)	(0.48)	(99,445)	(0.98)
Total adjustments	22,293	0.22	50,636	0.50	165,983	1.64
Adjusted net income attributable to
shareholders of Teekay	2,849	0.03	15,229	0.15	83,050	0.82
(1)Basic per share amounts.
(2)Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(5)Refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income for additional information.
(6)Gain on commencement of sales-type lease for the year ended December 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(7)Other for the three months and year ended December 31, 2020, and three months ended September 30, 2020, includes credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13. Other for the three months and year ended December 31, 2020 also includes the proportionate share of write-down of vessels in Teekay LNG's equity-accounted investees, and adjustments to freight tax accruals for periods prior to 2020.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019		2019
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	122,497		(148,986)
Adjust for: Net income attributable to
non-controlling interests	(111,154)		(161,591)
Net income (loss) attributable to
shareholders of Teekay	11,343	0.11	(310,577)	(3.08)
Add (subtract) specific items affecting net loss
Unrealized gains from non-designated derivative instruments(2)	(12,488)	(0.12)	(5,923)	(0.06)
Foreign currency exchange losses(3)	9,612	0.10	8,513	0.08
Write-down and (gain) loss on sale of vessels and
other assets	(8,803)	(0.09)	243,063	2.41
Restructuring charges, net of recoveries	(612)	(0.01)	3,329	0.03
Other(4)	18,710	0.19	59,304	0.59
Non-controlling interests’ share of items above(5)	13,520	0.13	(16,820)	(0.17)
Total adjustments	19,939	0.20	291,466	2.89
Adjusted net income (loss) attributable to
shareholders of Teekay	31,282	0.31	(19,111)	(0.19)

(1)Basic per share amounts.
(2)Reflects unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those gains included in the Company's proportionate share of equity income (loss) from joint ventures.
(3)Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)Other for the three months and year ended December 31, 2019 includes adjustments to freight tax accruals for periods prior to 2019, and the impact of the Awilco charter contracts being reclassified from operating leases to sales-type leases. Other for the year ended December 31, 2019 also includes upfront fees on the refinancing of a vessel, the realized loss on sale of stock purchase warrants in Altera, a loss on the repurchase of 2020 Notes, and the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities.
(5)Items affecting net income (loss) include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended December 31, 2020
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	154,076	127,802	80,418	—	362,296

Voyage expenses	(5,798)	(58,649)	10	—	(64,437)
Vessel operating expenses	(31,243)	(41,030)	(72,678)	—	(144,951)
Time-charter hire expense	(6,294)	(8,096)	(2,327)	—	(16,717)
Depreciation and amortization	(32,883)	(28,043)	—	—	(60,926)
General and administrative expenses	(6,689)	(10,049)	(2,472)	—	(19,210)
Write-down of assets	(6,000)	(24,282)	1,592	—	(28,690)
Restructuring charges	—	—	(1,570)	—	(1,570)
Income (loss) from vessel operations	65,169	(42,347)	2,973	—	25,795

Interest expense	(30,431)	(10,345)	(9,931)	—	(50,707)
Interest income	1,411	39	21	—	1,471
Realized and unrealized (loss) gain on
non-designated derivative instruments	(3,020)	(390)	(43)	—	(3,453)
Equity income (loss)	15,359	(74)	—	—	15,285
Equity in earnings of subsidiaries (2)	—	—	(8,814)	8,814	—
Income tax (expense) recovery	(1,364)	(19,030)	1,725	—	(18,669)
Foreign exchange loss	(6,618)	(1,268)	(4,613)	—	(12,499)
Other (loss) income – net	(1,721)	128	(762)	—	(2,355)
Net income (loss)	38,785	(73,287)	(19,444)	8,814	(45,132)
Net (income) loss attributable to
non-controlling interests (3)	(3,643)	—	—	29,331	25,688
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	35,142	(73,287)	(19,444)	38,145	(19,444)

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net (income) loss attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

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Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (loss) for the Year Ended December 31, 2020
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	591,103	886,434	338,135	—	1,815,672

Voyage expenses	(17,394)	(297,225)	(14)	—	(314,633)
Vessel operating expenses	(116,396)	(184,233)	(299,175)	—	(599,804)
Time-charter hire expense	(23,564)	(36,341)	(20,378)	—	(80,283)
Depreciation and amortization	(129,752)	(117,213)	(14,166)	—	(261,131)
General and administrative expenses	(26,904)	(39,006)	(13,318)	—	(79,228)
Write-down and loss on sale of assets	(51,000)	(69,446)	(79,792)	—	(200,238)
Gain on commencement of sales-type lease	—	—	44,943	—	44,943
Restructuring charges	—	(1,398)	(9,321)	—	(10,719)
Income (loss) from vessel operations	226,093	141,572	(53,086)	—	314,579

Interest expense	(132,806)	(51,525)	(41,462)	146	(225,647)
Interest income	6,884	1,199	405	(146)	8,342
Realized and unrealized loss on
non-designated derivative instruments	(33,334)	(2,220)	(303)	—	(35,857)
Equity income	72,233	5,100	—	—	77,333
Equity in earnings of subsidiaries (2)	—	—	10,713	(10,713)	—
Income tax (expense) recovery	(3,492)	(7,283)	1,787	—	(8,988)
Foreign exchange (loss) gain	(21,356)	(734)	1,372	—	(20,718)
Other (loss) income – net	(16,910)	1,207	(2,359)	—	(18,062)
Net income (loss)	97,312	87,316	(82,933)	(10,713)	90,982
Net income attributable to
non-controlling interests (3)	(9,955)	—	—	(163,960)	(173,915)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	87,357	87,316	(82,933)	(174,673)	(82,933)

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended December 31, 2020
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	17,987	62,431	—	80,418

Voyage expenses	—	10	—	10
Vessel operating expenses	(12,708)	(59,970)	—	(72,678)
Time-charter hire expense	—	(2,327)	—	(2,327)
General and administrative expenses	(197)	—	(2,275)	(2,472)
Write-down of vessels	1,592	—	—	1,592
Restructuring charges	(334)	(1,236)	—	(1,570)
Income (loss) from vessel operations	6,340	(1,092)	(2,275)	2,973

Adjustment for sales-type lease	(207)	—	—	(207)
Daughter Entities distributions (2)	—	—	9,379	9,379
Teekay Parent adjusted EBITDA	4,541	(1,092)	7,104	10,553

(1)Includes the results relating to third-party management services as well as one chartered-in FSO unit owned by Altera, which is on a flow-through basis with Teekay Parent earning a small margin.
(2)In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended December 31, 2020, Teekay Parent received cash distributions of $9.4 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to
Teekay Parent (1)
Teekay LNG
Limited Partner interests(2)	8,990	8,990	4,790	33,272	19,160
GP interests	389	389	300	1,556	1,209
Total Daughter Entity Distributions to
Teekay Parent	9,379	9,379	5,090	34,828	20,369

FPSOs	4,541	(7,376)	9,363	(2,033)	(6,935)
Other income and corporate general
and administrative expenses
Other (loss) income	(1,092)	2,891	2,498	7,308	5,097
Corporate general and
administrative expenses	(2,275)	(1,623)	(3,129)	(11,446)	(13,152)
TEEKAY PARENT ADJUSTED EBITDA(3)	10,553	3,271	13,822	28,657	5,379

Net interest expense(4)	(7,937)	(8,237)	(8,879)	(33,426)	(39,408)
Asset retirement costs incurred(5)	(2,263)	(12,169)	—	(17,359)	—
Upfront lease payment received in excess
of revenue recognized(6)	—	—	—	56,127	—
TOTAL TEEKAY PARENT FREE
CASH FLOW	353	(17,135)	4,943	33,999	(34,029)

Weighted-average number of
common shares - Basic	101,108,886	101,107,371	100,784,425	101,053,095	100,719,224

(1)Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.
(2)Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary, Teekay LNG, for the periods as follows:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.25	$0.25	$0.19	$1.00	$0.76
Common units owned by
Teekay Parent	35,958,274	35,958,274	25,208,274	35,958,274	25,208,274
Total distribution	$8,989,569	$8,989,569	$4,789,572	$33,270,776	$19,158,288

(3)Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.
(4)Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(5)Relates to decommissioning activities for the Banff FPSO unit, which have been accrued on the balance sheet as an asset retirement obligation.
(6)Upfront lease payment relates to cash received in early April 2020 in excess of revenue recognized in the three months ended March 31, 2020 as a result of a new bareboat charter agreement relating to the Foinaven FPSO unit. Please refer to Summary Consolidated Statements of (Loss) Income for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2020	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income	(45,132)	(41,388)	122,497
Depreciation and amortization	60,926	64,352	71,083
Interest expense, net of interest income	49,236	51,421	66,079
Income tax expense	18,669	3,702	13,951
EBITDA	83,699	78,087	273,610
Specific income statement items affecting EBITDA:
Write-down and loss (gain) on sale of assets	28,690	66,273	(8,803)
Adjustments for direct financing and sales-type lease to a cash basis and other	3,371	2,976	9,429
Realized and unrealized losses (gains) on derivative instruments	3,453	1,471	(4,592)
Realized (gains) losses from the settlements of non-designated derivative instruments	(810)	195	1,097
Equity income	(15,285)	(24,392)	(31,900)
Foreign currency exchange loss	12,499	5,943	10,721
Other loss - net (2)	2,355	14,627	1,980
Consolidated Adjusted EBITDA	117,972	145,180	251,542
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	83,089	81,818	73,923
Total Adjusted EBITDA	201,061	226,998	325,465

(1)Comparative balances relating to the three months ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report for the year ended December 31, 2019.
(2)Please refer to footnote (8) of the Summary Consolidated Statements of (Loss) Income of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2020	2019 (1)
	(unaudited)	(unaudited)
Net income (loss)	90,982	(148,986)
Depreciation and amortization	261,131	290,672
Interest expense, net of interest income	217,305	271,255
Income tax expense	8,988	25,482
EBITDA	578,406	438,423
Specific income statement items affecting EBITDA:
Write-down and loss on sale of assets	200,238	170,310
Gain on commencement of sales-type lease	(44,943)	—
Adjustments for direct financing and sales-type lease to a cash basis and other	11,762	17,505
Realized and unrealized losses on derivative instruments	35,857	13,719
Realized (gains) losses from the settlements of non-designated derivative instruments	(864)	1,532
Equity (income) loss	(77,333)	14,523
Foreign currency exchange loss	20,718	13,574
Other loss - net (1)	18,062	14,475
Consolidated Adjusted EBITDA	741,903	684,061
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	344,223	267,852
Total Adjusted EBITDA	1,086,126	951,913

(1)Comparative balances relating to the year ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report for the year ended December 31, 2019.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2020		September 30, 2020		December 31, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	249,460	107,964	248,474	107,619	223,716	100,267
Vessel and other operating expenses	(77,168)	(33,836)	(77,966)	(34,522)	(73,139)	(32,600)
Depreciation and amortization	(24,699)	(12,814)	(27,436)	(13,804)	(29,609)	(14,392)
Write-down of vessels	(34,000)	(17,000)	—	—	—	—
Income from vessel operations of equity-accounted vessels	113,593	44,314	143,072	59,293	120,968	53,275

Net interest expense	(66,493)	(26,922)	(61,774)	(25,228)	(62,291)	(25,821)
Income tax expense	(2,863)	(1,080)	(449)	(235)	(200)	(107)
Other items including realized and
unrealized loss on derivative instruments(2)	(4,485)	(1,027)	(26,624)	(9,438)	12,823	4,553
Net income / equity income of equity-accounted vessels	39,752	15,285	54,225	24,392	71,300	31,900

Net income / equity income
of equity-accounted vessels	39,752	15,285	54,225	24,392	71,300	31,900
Depreciation and amortization	24,699	12,814	27,436	13,804	29,609	14,392
Net interest expense	66,493	26,922	61,774	25,228	62,291	25,821
Income tax expense	2,863	1,080	449	235	200	107
EBITDA	133,807	56,101	143,884	63,659	163,400	72,220
Specific income statement items affecting EBITDA:
Adjustments for direct financing and sales-type lease to a cash basis	27,387	9,917	26,752	9,677	19,286	7,212
Write-down of vessels	34,000	17,000	—	—	—	—
Amortization of in-process contracts and other	(1,759)	(956)	(1,759)	(956)	(1,758)	(956)
Other items including realized and unrealized loss (gain) on derivative instruments(2)	4,485	1,027	26,624	9,438	(12,823)	(4,553)
Adjusted EBITDA from equity-accounted vessels (3)	197,920	83,089	195,501	81,818	168,105	73,923

(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes credit loss provision adjustments recorded upon the adoption of ASU 2016-13 for the three months ended December 31, 2020 and September 30, 2020.
(3)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2020		December 31, 2019
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)
Revenues	1,024,961	444,059	1,100,576	385,529
Vessel and other operating expenses	(303,763)	(134,162)	(421,592)	(138,293)
Depreciation and amortization	(104,774)	(53,065)	(201,478)	(68,921)
Write-down of vessels	(34,000)	(17,000)	—	—
Income from vessel operations of equity-accounted vessels	582,424	239,832	477,506	178,315

Net interest expense	(277,936)	(112,259)	(278,572)	(99,567)
Income tax expense	(3,685)	(1,504)	(6,078)	(1,757)
Other items including realized and unrealized loss on
derivative instruments (2)	(151,821)	(48,736)	(85,088)	(18,911)
Write-down and loss on sale of equity-accounted
investments (3)	—	—	—	(72,603)
Net income / equity income (loss) of equity-accounted vessels	148,982	77,333	107,768	(14,523)

Net income / equity income (loss) of
equity-accounted vessels	148,982	77,333	107,768	(14,523)
Depreciation and amortization	104,774	53,065	201,478	68,921
Net interest expense	277,936	112,259	278,572	99,567
Income tax expense	3,685	1,504	6,078	1,757
EBITDA	535,377	244,161	593,896	155,722
Specific income statement items affecting EBITDA:
Adjustments for direct financing and sales-type
lease to a cash basis	105,496	38,118	67,807	24,574
Write-down of vessels	34,000	17,000	—	—
Amortization of in-process contracts and other	(6,974)	(3,792)	(6,974)	(3,793)
Other items including realized and unrealized loss
on derivative instruments (2)	151,822	48,736	83,913	18,746
Loss on sale of equity-accounted investments	—	—	—	72,603
Adjusted EBITDA from equity-accounted vessels (4)(5)	819,721	344,223	738,642	267,852
(1)For the year ended December 31, 2020, the Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%. For the year ended December 31, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 20% to 52%, excluding its investment in Altera which was 14% until the sale thereof in May 2019.
(2)For the year ended December 31, 2020, includes credit loss provision adjustments recorded upon the adoption of ASU 2016-13.
(3)For the year ended December 31, 2019, includes a write-down and loss on sale of the Company's investment in Altera.
(4)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity accounted vessels and other investments.
(5)The Company sold its investment in Altera in May 2019 and consequently did not include any share of Altera's adjusted EBITDA for the last three quarters of 2019.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel operations	(20,586)	(6,811)	(1,623)	(29,020)
Write-down of assets	12,200	9,100	—	21,300
Depreciation and amortization	1,759	—	—	1,759
Amortization of operating lease liability and other	(749)	602	—	(147)
Daughter Entities distributions	—	—	9,379	9,379
Adjusted EBITDA – Teekay Parent	(7,376)	2,891	7,756	3,271

	Three Months Ended December 31, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from vessel operations	4,792	1,861	(3,129)	3,524
Write-down of vessels	2	—	—	2
Depreciation and amortization	6,052	35	—	6,087
Amortization of in-process revenue contracts and other	(1,483)	602	—	(881)
Daughter Entities distributions	—	—	5,090	5,090
Adjusted EBITDA – Teekay Parent	9,363	2,498	1,961	13,822

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Year Ended December 31, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel operations	(38,054)	(3,586)	(11,446)	(53,086)
Write-down of assets	70,692	9,100	—	79,792
Gain on commencement of sales-type lease	(44,943)	—	—	(44,943)
Depreciation and amortization	14,166	—	—	14,166
Amortization of operating lease liability and other	(3,894)	1,794	—	(2,100)
Daughter Entities distributions	—	—	34,828	34,828
Adjusted EBITDA – Teekay Parent	(2,033)	7,308	23,382	28,657

	Year Ended December 31, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(208,167)	2,225	(13,152)	(219,094)
Write-down of vessels	178,330	—	—	178,330
Depreciation and amortization	29,710	195	—	29,905
Amortization of in-process revenue contracts and other	(6,808)	2,677	—	(4,131)
Daughter Entities distributions	—	—	20,369	20,369
Adjusted EBITDA – Teekay Parent	(6,935)	5,097	7,217	5,379

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(50,707)	(53,175)	(67,476)	(225,647)	(279,059)
Interest income	1,471	1,754	1,397	8,342	7,804
Interest expense net of interest income
consolidated	(49,236)	(51,421)	(66,079)	(217,305)	(271,255)
Less: Non-Teekay Parent interest
expense net of interest income	(39,326)	(41,338)	(55,322)	(176,248)	(225,027)

Interest expense net of interest income
- Teekay Parent	(9,910)	(10,083)	(10,757)	(41,057)	(46,228)
Teekay Parent non-cash accretion and
loan cost amortization	2,376	2,188	2,161	8,970	7,823
Teekay Parent realized losses on
interest rate swaps	(403)	(342)	(283)	(1,339)	(1,003)
Net interest expense - Teekay Parent	(7,937)	(8,237)	(8,879)	(33,426)	(39,408)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19, market volatility and related global events on the Company’s business and financial results, including the impact and timing of coronavirus vaccination programs; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and the timing thereof; forecasts of worldwide tanker fleet growth or contraction and vessel scrapping; the future outlook of the tanker market; fixed charter coverage for Teekay LNG’s fleet for 2021 and 2022; the expected increase in Teekay LNG’s common unit distribution commencing in the first quarter of 2021 (and the coverage of such increased distribution payments), as well as the effect thereof on Teekay Parent’s free cash flows and on Teekay LNG’s delevering plans and investor returns; the timing of the delivery of the Teekay Tankers’ newbuilding subject to a new long-term in-charter agreement; Teekay Tankers’ plans to potentially finance, and the timing of closing, the re-purchase of sale-leaseback vessels; the financial impact and timing of closing additional vessel sales; continued receipt of terminal use payments in respect of the Bahrain LNG regasification terminal; and the timing of commencement of new charter contracts.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the remediation of the Banff field or the decommission/recycling of the Banff FPSO unit; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; potential lack of cash flow for Teekay LNG to continue paying distributions on its common units and other securities; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; the ability to partially recover severance costs from the termination of the contract for an FSO unit based in Australia; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com